Exhibit 99.(d)(36)

[Abundance Letterhead]

                         , 200

Edward J. Roach

President

The RBB Fund, Inc.

Bellevue Park Corporate Center

301 Bellevue Parkway, 4th Floor

Wilmington, DE 19809

Re:	The RBB Fund, Inc. - Free Market U.S. Equity Fund, Free Market International Fund and Free Market Fixed Income Fund (the “Funds”)

Dear Mr. Roach:

By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby, Abundance Technologies, Inc. (the “Adviser”) agrees that in order to improve the performance of the Funds, the Adviser shall, from September 1, 2007 through December 31, 2007, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which each Fund’s total operating expenses (other than brokerage commissions, extraordinary items, interest and taxes) exceed a total operating expense ratio (other than brokerage commissions, extraordinary items, interest and taxes) of 1.13%, 1.35% and 1.00% of the average daily net assets of the Free Market U.S. Equity Fund, Free Market International Fund and Free Market Fixed Income Fund, respectively.

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

ABUNDANCE TECHNOLOGIES, INC.

By:
Name:
Title:

Your signature below acknowledges

acceptance of this Agreement:

By:
Edward J. Roach
President
The RBB Fund, Inc.